Mail Stop 6010							April 4, 2006

Richard Lutenski
Chief Financial Officer
RAM Holdings, Ltd.
RAM Re House
46 Reid Street
Hamilton HM 12 Bermuda

Re:	RAM Holdings, Ltd.
	File No. 333-131763
	Form S-1/A filed March 23, 2006

 Dear Mr. Lutenksi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
Critical Accounting Policies
Loss and Loss Expense Reserves, page 33

1. We refer to your response to comment 17, as well as, the first paragraph on page 34. It is still unclear how you establish your unallocated reserve, in particular how the reserve factors are established. Please revise the third sentence to clearly state the mathematical process that you go through to determine your reserve factors. In addition, you mention that you establish reserve factors, which would infer that multiple reserve factors are created, but it is unclear from your filing how these multiple reserve factors are applied to the outstanding par exposure. Please revise your disclosure to clarify.

2. We note your revised disclosure in response to comment 17 in which you disclose several occurrences that would affect your unallocated reserves and provide an analysis for a 10% increase in the ratio of unallocated reserves to outstanding par and a 10% increase in the ratio of your weighted average capital charge to that of the primary insured customers. You disclose that these 10% changes are unlikely.
To aid an investor in understanding the potential variability in your unallocated reserve balance, please revise your analysis to disclose the reasonably likely changes in these assumptions and quantify the effect these changes would have on your operations and financial position.

Valuation of Derivative Financial Instruments, page 34

3. We have read your response to comment 18 and note that one of the refinements to your model was to change the estimate fair value to be based on relative changes in spreads instead of absolute changes in spreads. Please explain to us why this is a change in estimate and not a correction of an error. Please refer to APB 20 paragraph 13 in your response.

4. Since you disclose that there are reasonably likely changes in your assumptions in the valuation of derivative exposures, please disclose the reasonably likely changes in these assumptions and quantify the effect these changes would have on your operations and financial position.

Combined Financial Statements
Notes to Combined Financial Statements
Note 2.  Significant Accounting Policies
(g) Derivative Instruments, page F-11

5. We refer to your response to comment 30 where you state that credit default swaps do not meet the definition of reinsurance for US
GAAP purposes and we also refer to your disclosure on page F-11 where
you state you have entered into agreements to reinsure derivative instruments. Please revise your disclosures, where applicable, to highlight the fact that the reinsurance protection you provide does not meet the definition of reinsurance under US GAAP (i.e. SFAS
113)
and describe the reasons why the reinsurance protection you provide does not meet the definition of reinsurance under SFAS 113.

Note 10.  Loss and Loss Expense Reserve, page F-19

6. We note your response to comment 29 and the related revised disclosure on pages F-11 and F-19. Since you have modified the caption `net incurred loss` to `additions to case reserves` in the SOP 94-5 rollforward, please provide a reconciliation in your footnotes that reconciles the total incurred loss and loss adjustment expenses to the information found in your rollforward. For 2005, please tell us why the sum of total additions to case reserves and the change in unallocated loss reserve does not equal the incurred losses and loss adjustment expenses per the income statement. In addition, please clarify for us whether the "transfers to case reserves" balance represents the decrease in the unallocated reserves attributed to the par amount that is removed, once a case reserve is established, from the total par used to calculate the unallocated reserve.

Note 13. Stock Option Plan, page F-22

7. We have read your response to comment 35 and we note from your disclosure that you used the minimum value method to determine the fair value of your stock options at grant date, but you go on to state that the fair value of the stock options granted was equal to the book value per share at the most recent quarterly reporting period. Please explain to us and in the disclosure how the minimum value method equaled the book value of the company. Please quantify and explain any reconciling differences in your disclosure.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

*****

You may contact Dana Hartz at (202) 551-3648 or Joe Roesler at
(202)
551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at
(202)
551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Michael Groll, Esq.
   	LeBoef, Lamb, Greene & MacRae LLP
   	125 West 55th Street
   	New York, NY 10019-5389
   	F: 212-424-8500